Filed Pursuant to Rule 433

Registration Statement No. 333-184764

August 8, 2013

News Release

TREASURY OFFERS 12 MILLION TARP SHARES IN SECONDARY OFFERING; THL AND OAKTREE JOIN BY EACH OFFERING 8 MILLION SHARES

SAN JUAN, Puerto Rico – August 8, 2013 – First BanCorp. (the “Corporation”) (NYSE: FBP), the bank holding company for FirstBank Puerto Rico, announced today that various stockholders have commenced a proposed public underwritten offering, subject to market and other conditions, of an aggregate of 28 million shares of the Corporation’s common stock, $0.10 par value per share (the “Common Stock”), that they currently own. The United States Department of the Treasury (“Treasury”) is offering to sell 12 million shares of Common Stock; funds affiliated with Thomas H. Lee Partners, L.P. (“THL”) are offering to sell 8 million shares of Common Stock; and funds managed by Oaktree Capital Management, L.P. (“Oaktree”) are offering to sell 8 million shares of Common Stock. Completion of the proposed offering will decrease Treasury’s beneficial ownership of our Common Stock from 16.43% to 10.67% (9.81% if the underwriters exercise their option to purchase additional shares of Common Stock in full). The beneficial ownership of THL and Oaktree will each decrease from 24.49% to 20.62% (20.04% if the underwriters exercise their option to purchase additional shares of Common Stock in full) upon completion of the proposed offering. The Corporation will not receive any of the proceeds from the proposed offering.

Credit Suisse Securities (USA) LLC, BofA Merrill Lynch, and Sandler O’Neill + Partners, L.P. will act as joint book-running managers for the proposed Common Stock offering. Keefe, Bruyette & Woods, Sterne Agee & Leach, Guzman & Company and Ramirez & Co., Inc. will act as co-managers.

The offering will be made only by means of a prospectus. A copy of the preliminary prospectus supplement together with the accompanying prospectus relating to the proposed offering may be obtained from:

Credit Suisse Securities (USA) LLC Attn: Prospectus Department One Madison Avenue, 1B New York, NY 10010 newyork.prospectus@credit-suisse.com (800) 221-1037	BofA Merrill Lynch 222 Broadway New York, NY 10038 Attn: Prospectus Department dg.prospectus_requests@baml.com	Sandler O’Neill + Partners, L.P. Attn: Syndicate Department syndicate@sandleroneill.com (866) 805-4128

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, shares of Common Stock in any jurisdiction in which such an offer or solicitation, or the sale of shares of Common Stock, would be unlawful without registration or qualification under the securities laws of such jurisdiction. Any offer to sell, or solicitation of an offer to buy, will be made solely by means of a prospectus and related prospectus supplement filed with the Securities and Exchange Commission (“SEC”). A shelf registration statement related to the proposed offering was filed with the SEC and became effective November 8, 2012.

About First BanCorp.

First BanCorp. is the parent corporation of FirstBank Puerto Rico, a state-chartered commercial bank with operations in Puerto Rico, the Virgin Islands and Florida, and of FirstBank Insurance Agency. First BanCorp. and FirstBank Puerto Rico operate within U.S. banking laws and regulations. The Corporation operates a total of 152 branches, stand-alone offices, and in-branch service centers throughout Puerto Rico, the U.S. and British Virgin Islands, and Florida. Among the subsidiaries of FirstBank Puerto Rico are First Federal Finance Corp., a

small loan company; FirstBank Puerto Rico Securities, a broker-dealer subsidiary; First Management of Puerto Rico; and FirstMortgage, Inc., a mortgage origination company. In the U.S. Virgin Islands, FirstBank Puerto Rico operates First Express, a small loan company. First BanCorp’s shares of Common Stock trade on the New York Stock Exchange under the symbol “FBP.”

First BanCorp.

John B. Pelling III

Investor Relations Officer

john.pelling@firstbankpr.com

(305) 577-6000 Ext. 162

On November 5, 2012, we filed a registration statement on Form S-3 with the SEC for the offering to which this communication relates, which registration statement was effective on November 8, 2012. Before you invest, you should read the prospectus supplement and the accompanying base prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying base prospectus if you request it by calling Credit Suisse Securities (USA) LLC at (800) 221-1037.